Exhibit 21.1


Subsidiaries of Cellegy Pharmaceuticals, Inc.


Cellegy Australia Pty Ltd
Australia

Cellegy Canada Inc.
Canada

Cellegy International Holdings Pty Ltd
Bermuda

Cellegy UK Limited
Europe